PART I - INFORMATION REQUIRED IN PROSPECTUS


Form SB-2 Item 3. Summary of the Offering and Risk Factors.
                  Item 503 of Regulation S-B).

This summary highlights information contained elsewhere in this prospectus. It contains a summary of the most significant aspects of the offering that you should consider before investing in our Common Stock. The securities offered hereby involve a high degree of risk. Prior to making an investment decision, potential investors should carefully review the entire prospectus, with special attention given to the information under RISK FACTORS beginning at page 2. As used throughout this prospectus, the terms "DUPONT," "we," "us," and "our" refer to the issuer, DUPONT DIRECT FINANCIAL HOLDINGS, INC., with all of its subsidiaries, its investment affiliate, and its subsidiaries, unless by the context, or specifically delimited, some particular component part is the subject of reference.




     A.   Summary of the Offering.

We are a financial services holding company. We operate through our subsidiaries, and through another company owned by our investment affiliate that we manage. Our main subsidiary is a securities broker-dealer, Dupont Securities Group, Inc. (DSGI), that is wholly-owned. We also wholly own another securities broker-dealer, American International Securities, Inc. (AIS), that has done no business since we have owned it. The company we manage, Native American Securities Co. (NASCo.), is also a securities broker-dealer. It is wholly-owned by Native American Financial Services Co. (NAFSCo.) in which we hold a significant ownership position consisting of 47.5% of the voting common equity stock. The other subsidiaries are, for the most part, largely inactive, and are not material to a general understanding of this offering.

Our Company was formed in 1980 in Georgia, and operated as a retail home furnishings store. Its stock became publicly held in 1987. The Company went bankrupt and ceased operations in 1989. The Company resumed operations in May 2000 when it acquired DSGI, its ownership interest in NAFSCo., and certain other assets.

At June 30, 2000, the earliest date on which the Company filed a Report following the resumption of active operations in May 2000, the Company had net tangible assets of $627,000. Revenue was $263,000 for the six-week fiscal period ended June 30, 2000, and net income was $97,000 before taxes.

By comparison, at December 31, 2002, the latest date for which the Company has filed a Report, the Company had net tangible assets of $2,947,000 (rounded). Revenue was $1,068,600 for the quarter then ended and there was a net profit of $33,000 before provision for taxes.

During the nine quarters between June 30, 2000, and December 31, 2002, the Company has generally operated at a break-even level, earning or losing a few cents per share.

The purpose of this Offering is to register approximately 3,308,839 shares of the Company's stock for certain Selling Shareholders who generally acquired stock or stock rights in negotiated private transactions with the Company since May 2000, or who were awarded shares in consideration for work performed for the Company or one of its operating units. The Company will receive no proceeds from the sale of stock registered in this Offering.

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     B.   Risk Factors.

This offering and any investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and all of the information contained in this Prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline and you could lose all or part of your investment.


The risks outlined herein are classified into two categories: 1. Risks associated with Dupont qua Dupont as an enterprise, and 2. Risks associated with any business operating in the securities industry .

1. RISKS RELATED TO DUPONT AND THIS OFFERING IN PARTICULAR.

     a. WE HAVE A LIMITED OPERATING HISTORY, AND HAVE NOT ACHIEVED AND SUSTAINED SIGNIFICANT PROFITABILITY


We commenced active business operations in the current business lines and with the current management in May 2000. As a result, we have a limited operating history upon which you can evaluate us and our prospects. Our limited operating history makes predicting our future operating results difficult. We have not achieved and sustained significant profitabity. Our ability to reach and to sustain profitability in the future will depend upon our ability to expand our revenue base and contain costs.

     b. WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING IF WE NEED IT IN THE FUTURE.

To date, the Company has substantially met its cash requirements from continuing operations. We have not, however, generated any significant profits. If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate desired acquisitions or compete effectively.

     c.   CONTROL OF THE COMPANY.

Upon the organization of the Company in its present form in May 2000, its majority shareholder was Wavecount, Inc. (Wavecount or WVCI). Wavecount, described more fully in Item 19, Certain Relationships, is a privately held company, itself majority-owned by the most senior members of the Company's management. Four key members of management own more than 56% of the issued and outstanding shares of Wavecount. Although Wavecount's ownership interest in the Company has been reduced since May 2000, through new stock issuances that were dilutive, Wavecount is nonetheless still the single largest shareholder, and when coupled with the personal stock ownership of its shareholders, could still command a near majority of votes on any matter submitted to the shareholders. Hence, Readers should assume that Wavecount and close associates can control matters requiring stockholder approval and may vote this common stock in a way with which you do not agree.

Our executive officers beneficially own through Wavecount and individually approximately 40% of our outstanding common stock. As a result, executive officers together have the ability to exercise virtually a controlling influence over our business and corporate actions requiring stockholder approval, including the election of our directors, a sale of substantially all our assets,


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a  merger  with  another   entity  or  an  amendment  to  our   certificate   of
incorporation. This concentration of ownership could delay, defer or prevent a change of control and could adversely affect the price that investors might be willing to pay in the future for shares of our common stock. Also, in the event of a sale of our business, Wavecount could elect to receive any control premium to the exclusion of other stockholders. Management will also have the ability to maintain themselves as our directors and executive officers even if our other stockholders believe other management would be better for us.

     d. OUR STOCK PRICE MAY DECLINE IF A LARGE NUMBER OF SHARES ARE SOLD AFTER THIS OFFERING OR THERE IS A PERCEPTION THAT THESE SALES MAY OCCUR.

There are 15,311,800 shares of our common stock outstanding, of which approximately 37% is held by Wavecount. Wavecount may sell its shares in the public markets from time to time, subject to limitations imposed by federal securities laws. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock by Wavecount or other stockholders in the market after this offering, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our equity securities. In order to lessen such a perception, neither Wavecount nor the executive officers are registering any shares in this offering.

     e. BECAUSE AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP AFTER THIS OFFERING, IT MAY BE DIFFICULT FOR YOU TO SELL YOUR SHARES.

There is a limited public market for our common stock. We do not know the extent to which investor interest in us will lead to the development of a more liquid trading market or how liquid that market might be. If an active and liquid trading market does not develop, you may have difficulty selling your shares.



     f. SECURITIES AND EXCHANGE COMMISSION "PENNY STOCK" REGULATIONS IMPOSE CERTAIN RESTRICTIONS ON MARKETABILITY OF SECURITIES.

The Securities and Exchange Commission has adopted regulations that generally define "penny stock" to be any equity security that is not traded on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

Dupont does not presently meet any exceptions and our common stock is trading at less than $5.00 per share on the OTC Bulletin Board. Our securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors (generally, investors with a net worth in excess of $1,000,000 or an individual annual income exceeding $200,000, or together with the investor's spouse, a joint income of $300,0000). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase.

Additionally, for any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market and the risks associated therewith. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the

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securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of our stockholders to sell their securities in the secondary market.

     g.   WE HAVE NEVER PAID DIVIDENDS.

We have never paid cash dividends on our equity securities and do not intend to pay cash dividends in the foreseeable future. To the extent that we have earnings in the future, we intend to reinvest such earnings in our business operations.

     h.   COMPETITION FOR RETAINING AND RECRUITING PERSONNEL.

Our business is dependent on the highly skilled, and often highly specialized, individuals we employ. Retention of research, investment banking, sales and trading, and management and administrative professionals are particularly important to our prospects. From time to time, other companies in the securities industry have experienced losses of research, investment banking and sales and trading professionals, including recent losses of research analysts. The level of competition for key personnel has increased recently, particularly due to the market entry efforts of certain non- brokerage financial services companies, commercial banks and other investment banks. While we have historically experienced little turnover in professional employees, there can be no assurance that losses of key personnel due to such competition or otherwise will not occur in the future. The loss of a sales and trading professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

We expect further growth in the number of our personnel. Competition for employees with the qualifications desired by us is intense. Competition for the recruiting and retention of employees has recently increased our compensation costs, and we expect that continuing competition will cause our compensation costs to continue to increase. There can be no assurance that we will be able to recruit a sufficient number of new employees with the desired qualifications in a timely manner. The failure to recruit new employees could materially and adversely affect our future operating results.

While we do not have employment agreements with our employees, we attempt to retain our employees with incentives, such as bonus plans and opportunities to buy our stock that vest over a number of years of employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if the value of our stock declines or fails to appreciate sufficiently to be a competitive source of a portion of professional compensation.


     i. THE LOSS OF MEMBERS OF OUR SENIOR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS.

We believe that our ability to implement successfully our business strategy and to operate profitably depends on the continued employment of our senior management team, which consists of only four individuals.

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We do not maintain key man life  insurance for any of our key  personnel.  If we lose the services of one or more members of our management team, our business, inancial condition and results of operations may be materially adversely affected. In this connection, it should be noted that Randy M. Strausberg, our Chief Executive Officer and the Chairman of our Board of Directors, has been on an indefinite medical leave of absence since approximately July 2002, undergoing treatment for myleoblastic leukemia. Mr. Strausberg received a bone marrow transplant in December 2002, and is not expected to be recovered sufficiently to return to perform some work in the office before June 2003. Although Mr. Strausberg remains involved in the broadest aspects of the management of the business, his day-to-day duties and responsibilities have been assumed by other members of management, or in certain instances involving revenue-earning projects, held in indefinite abeyance pending Mr. Strausberg's return.

     j.   RISKS OF FOCUS ON RELATIVELY FEW PRODUCTS.

As a result of our dependence on revenues related primarily to fixed income securities, any downturn in the market for these securities could adversely affect our operating results and financial condition.

     k. WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY OR BUDGET ADEQUATELY FOR COSTS ASSOCIATED WITH OUR GROWTH.

Our growth has placed, and is expected to continue to place, a significant strain on our human and financial resources and systems. To manage our growth successfully we must continue to expand and improve our operational, information management and financial systems and controls on a timely basis. Our current senior management has limited experience managing a rapidly growing enterprise and may not be able to manage effectively our growth. We may not budget adequately for the costs associated with our continued growth, which could adversely affect our ability to offer and expand our financial services. In addition, as is common in the securities industry, we are and will continue to be highly dependent on the effective and reliable operation of our communications and information systems.


We believe that our current and anticipated future growth will require implementation of new and enhanced communications and information systems and training of our personnel to operate such systems. In addition, the scope of procedures for assuring compliance with applicable regulations and NASD rules has changed as the size and complexity of our business has changed. As we have grown and continue to grow, we have implemented and continue to implement additional formal compliance procedures to reflect such growth. Any difficulty or significant delay in the implementation or operation of existing or new systems, compliance procedures or the training of personnel could adversely affect our ability to manage growth.

2. SECURITIES INDUSTRY RISKS.

     a.   GENERAL SECURITIES BUSINESS RISKS.

The securities business is, by its nature, subject to numerous and substantial risks, particularly in volatile or illiquid markets, and in markets influenced by sustained periods of low or negative economic growth, including the risk of losses resulting from the underwriting or ownership of securities, trading, principal activities, counter-party failure to meet commitments, customer fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders), failures in connection with the processing of securities transactions, litigation, the risks of reduced revenues in periods of reduced demand for public offerings or reduced activity in the secondary markets and the risk of reduced spreads on the trading of securities.

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     b.   INTENSE  COMPETITION  COULD  IMPAIR OUR  ABILITY  TO GROW AND  ACHIEVE
          PROFITABILITY.

We may not be able to compete effectively with current or future competitors. We expect this competition to further intensify in the future. In the U.S., we face direct competition from a growing number of other independent brokerage firms, as well as traditional brokerage firms providing brokerage services. We are also encountering competition from established full commission brokerage firms, mutual fund sponsors and other financial organizations, some of which are actively expanding their on line capabilities. In addition, we may face increased competition from commercial banks and other financial institutions, insurance companies and providers of online financial and information services, as these companies expand their product lines. We also face increasing competition in international markets, both from international competitors and U.S.-based brokerage firms that have established or acquired international operations or entered into partnerships with international brokerage firms. Many of our existing and potential competitors may:


          - have longer operating histories and significantly greater financial, technical and marketing resources than we do,

         - offer a wider range of services and financial products than we do, and

         - have greater name recognition, larger customer bases and greater management depth and experience than we do.

This may place us at a disadvantage in responding to our competitors pricing strategies, technological advances, marketing campaigns, global expansion, alliances and other initiatives. Some of our competitors conduct more extensive promotional activities and offer lower prices to customers than we do, which could allow them to gain greater market share or prevent us from increasing our market share. In the future, we may need to decrease our prices if our competitors continue to lower their prices. Our competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. This is particularly true because of the substantial resources being devoted by our principal competitors to marketing and technology development efforts. Further, to the extent our competitors are able to attract and retain customers based on the convenience of one-stop shopping or because of international operations or arrangements, our business and ability to grow could be materially adversely affected. To be successful, we must establish and strengthen our brand awareness and effectively differentiate our online services from those of our competitors. We may therefore have to increase marketing or technology expenditures substantially in order to compete effectively.

     c. THE HIGH VOLATILITY OF THE SECURITIES INDUSTRY COULD ADVERSELY AFFECT OUR COMMISSION AND ORDER FLOW REVENUES.

Since our formation, almost all our revenues have been from brokerage services. We expect this business to continue to account for a substantial majority of our revenues in the near future. Therefore, we are directly affected by the same factors that affect the rest of the securities industry. These factors include economic and political conditions, broad trends in business and finance and changes in securities trading volumes and price levels. Each of these factors is beyond our control.

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The U.S. and international  securities markets have fluctuated  significantly in the past 12 months. A downturn in the U.S. securities markets would, and a downturn in international securities markets could, adversely affect our operating results. In previous stock market declines, many firms in the securities industry suffered financial losses, and the level of investor trading activity temporarily decreased. In addition, in a market downturn, we could suffer substantial losses on margin loans made to our customers, and the customers may not trade to the same extent they traded before the downturn or at all. Declines in trading volume adversely affect our results of operations because our commission and order flow revenues are directly related to the number of trades we process. For these reasons, severe market fluctuations could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors with greater financial resources and more diversified business lines might withstand a downturn in the securities industry better than we would.

     d. WE OPERATE IN A HIGHLY REGULATED INDUSTRY AND COMPLIANCE FAILURES COULD ADVERSELY AFFECT OUR BUSINESS.

The securities business is subject to extensive regulation under federal and state laws in the United States.

Our business could be harmed if we fail to comply with U.S. securities brokerage industry regulations. As a participant in the U.S. securities industry, we are subject to extensive federal and state regulation and the regulation of various self-regulatory organizations. The rules, laws and regulations are strictly enforced by:

         -    state and federal criminal authorities,

         -    the SEC,

         -    the NASD,

         -    other  self-regulatory   organizations,   including  the  various
              securities exchanges, and

         -    State securities commissions or agencies.

Compliance with many of the regulations applicable to us involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, governmental regulators and the NASD may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), issuance of cease-and-desist orders, revocation or suspension of the non-compliant broker-dealer or investment adviser registration, suspension or disqualification of the broker-dealer's officers or employees or other adverse consequences. The imposition of any such penalties or orders on us could have a material adverse effect on our operating results and financial condition.

The regulatory environment in which we operate is subject to change. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.


We cannot predict what effect any such changes might have. Furthermore, our business may be materially affected not only by regulations applicable to us as

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financial market intermediaries, but also by regulations of general application.
For example, our business in a given time period could be affected by, among other things, existing and proposed tax legislation, anti-terrorism legislation, antitrust policy and related and other governmental regulations and policies (including the interest rate policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board")) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities.


     e.   ECONOMIC, POLITICAL AND MARKET RISKS.

Reductions in securities trading activities, due to any one or more changes in economic, political or market conditions, could cause our revenues from investment banking, trading and sales activities to decline materially. These activities are affected by many national and international factors, including economic, political and market conditions, level and volatility of interest rates, legislative and regulatory changes, currency values, inflation, flows of funds into and out of mutual and pension funds, and availability of short-term and long-term funding and capital.

     f.   POSSIBILITY   OF  LOSSES   ASSOCIATED   WITH   PRINCIPAL  AND  TRADING
          ACTIVITIES.

Our securities trading and market-making activities are primarily conducted by us as principal and subjects our capital to significant risks, including market, credit, leverage, counter party and liquidity risks. These activities often involve the purchase, sale or short sale of securities as principal in markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity and price. We may from time to time has large position concentrations in securities of, or commitments to, a single issuer, or issuers engaged in a specific industry. We tend to concentrate its trading positions in a more limited number of industry sectors and companies than some other broker-dealers, which might result in higher trading losses than would occur if our positions and activities were less concentrated.

     g.   LITIGATION LIABILITY.

Many aspects of our business involve substantial risks of liability. As we intend actively to defend any such litigation, significant legal expenses could be incurred. An adverse resolution of any future lawsuits against us could materially adversely affect our operating results and financial condition.


     h.   RISKS OF DEPENDENCE ON SYSTEMS AND THIRD PARTIES.

Our business is highly dependent on communications and information systems, including certain systems provided by our clearing brokers. Any failure or interruption of our systems, systems of our clearing brokers or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. In addition, our principal disaster recovery system is provided by our clearing brokers. There can be no assurance that we or our clearing brokers will not suffer any systems failure or interruption, including one caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that we or our clearing brokers' back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

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     i.   CUSTOMER CREDIT RISKS.

We indemnify our clearing agents for losses it suffers on cash and margin transactions with our customers secured by securities in their accounts. Therefore, we are subject to general risks of loss relating to extending credit. We take the risk that a market decline could cause the value of the securities of a customer held by our clearing agent as collateral to fall below the amount of the customer's indebtedness before the securities can be sold or the customer can repay the loan or provide additional collateral. We run a risk of loss if there are decreases in market values of securities and the borrowers fail to honor their commitments. Our policies and procedures to identify, monitor and manage our customer credit risks may not be fully effective.

     j. EMPLOYEE OR CUSTOMER MISCONDUCT COULD HARM US AND IS DIFFICULT TO DETECT AND DETER.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Our employees could bind us to transactions that exceed authorized limits or present unacceptable risks or hide from us unauthorized or unsuccessful activities. This misconduct could cause unknown and unmanaged risks or losses. Our employees could also make improper use of confidential information, which could result in regulatory sanctions and harm to our reputation. In addition, we are exposed to potential losses resulting from fraud and other misconduct by our customers.

The precautions we take to prevent and detect employee and customer misconduct may not effectively deter these activities. If we do not prevent or detect these activities, we may incur losses that we are not able to recover.



Form SB-2 Item 4.          Use of Proceeds.
                           Item 504 of Regulation S-B.

Dupont will not receive any of the proceeds of the Offering. If the shares registered hereunder for the exercise of rights are eventually issued, DIRX will receive approximately $680,000. Since, in the judgment of management, if this event occurred it would likely happen over an extended period of time, the proceeds will likely be incorporated into working capital and not devoted to any particular pre-determined use.

Form SB-2 Item 5.          Determination of Offering Price.
                           Item 505 of Regulation S-B.

Dupont is not offering shares pursuant to this Registration Statement. The price or prices at which a given selling shareholder may sell will be determined by each such selling shareholder on a sale-by-sale basis in public and private sales pursuant to the Plan of Distribution described elsewhere herein.

Form SB-2 Item 6.          Dilution.
                           Item 506 of Regulation S-B.

This Item is largely not applicable because Dupont is not selling any stock in this offering. To the extent this Item is applicable, dilution will only occur to the extent that rights to purchase shares are exercised. If all rights are exercised, approximately 1,761,695 shares would be issued. This would result in the dilution of existing shareholders by 11% approximately.

Form SB-2 Item 7.          Selling Security Holders.
                           Item 507 of Regulation S-B.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them through this Prospectus. None of the selling stockholders within the past three years has had any material relationship with us or any of our affiliates except as described below. The term "selling stockholders" also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. Because the selling stockholders may offer all or some of the shares pursuant to this Prospectus, and to our knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholder after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling stockholders after completion of this offering. The shares offered through this prospectus include the following:


                                               Selling Shareholders


Stock/Rights Holder                                            Stock            Rights             Total

Ahn, Cynthia                                                  10,000                                 10000
Alunan, Michael                                                5,000               3000              8000
Atiyeh, Christopher                                              5000              5000              10000
Baldinger, Mark                                                  5000              35000             40000
Bader, Marcia                                                   18750                                18750
Block, Steve                                                    30000              25000             55000
Bolera, Thomas                                                  202868                              202868
Borenstein, Sid                                                                    24600             24600
Cornell, Louisa                                                  5000              10000             15000
Capacity Unlimited                                                                287500            287500
Celeste, Jordan                                                  5000                                5000
Cella, John                                                      5000              25000             30000
Cove Hill Consulting                                                              275000            287500
Divinsky, Max                                                   10000              5000              15000
Drake, Elroy                                                     5000              25000             30000
Doulos, Andrew                                                   5000                                5000
Elliot, Frank                                                   38500                                38500

                                       10

FAB Capital Corp.                                                                  70000             70000
Ferrotta, Carol Ann & Enrico                                    14742              18000             32742
Giglio, Amelia & Adrian                                          4000                                4000
Gopstein, Sheldon                                               50000                                50000
Guadagno, Pasquale                                              130000             15000            145000
Kaufman, Judith                                                 15000              10000             25000
Kaminsky, S                                                     26448              20000             46448
Keil, David                                                      4688                                4688
Kelmenson, Dmitry                                                                  55000             55000
Klein, Jacob                                                     4375                                4375
Kretzmer, David                                                                   200000            200000
Lapietra, Joseph L.                                              9375                                9375
Laufer, Neil                                                    135937             15000            150937
Law Office of Andrea Cataneo, LTD                               65000                                65000
Lee, Murray                                                      5000              10000             15000
Li, Xiaoyu                                                      10000              10000             20000
Lowell, Barry                                                    9250                                9250
Marquez, George                                                  5000              78000             83000
Michaels, Arline                                                22000                                22000
Maynard, Ancilla                                                25000                                25000
Michaels, Gelbert                                               27500                                27500
McCrann, Edward                                                 125000             25000            150000
Mikhno, Dennis                                                                     95000             95000
Mistry, Azam                                                     5000             100000            105000
Muggeo, Susan & Bob                                              6250                                6250
Ostrove, Marjorie                                               34989              53333             88322
Ostrove, Mitchell                                               20823                                20823
Ostrove, Cecil                                                  14970                                14970
Ostrove, Arthur                                                  7977                                7977

                                       11

Roland, George R.                                               25000                                25000
Parsons, Dorothy                                                 5000                                5000
Polger, Audrey                                                   5000              25000             30000
Sandler, Harold W. Kenneth & Dorothy                            63800                                63800
JTWROS
Shenewolf, Goerge                                               30625                                30625
Schuele, Norman                                                 59500                                59500
Shap, Arthur                                                     5000              5000              10000
Stratton, Mark                                                   5000                                5000
Strausberg, Gary C/F Rachel                                      8000                                8000
Strausberg, Rose                                                33750                                33750
Suarez, Peter                                                   25000                                25000
Sullivan, Gary                                                  28864              49792             78626
Sullivan, Edward                                                20000                                20000
Tal, Moty                                                       39163                                39163
Turok, Alex                                                      5000                                5000
Ulak, Ron                                                        5000                                5000
Vellek, William                                                  5000              40000             45000
Wei-Hawkins, Daisy                                              50000                                50000
Wallace, Bruce Sr.                                               5000              5000              10000
Wallace, Bruce, Jr.                                              5000              5000              10000
Zinkand, Tom                                                    68981              25000             93981
Zurich, Noreen                                                  19063                                19063


Totals                                                          1547144           1761695           3308839


Form SB-2 Item 8.          Plan of Distribution.
                           Item 508 of Regulation S-B.

The selling stockholders may sell the shares from time to time at market prices prevailing on the Over-the-Counter Bulletin Board at the time of offer and sale, or at prices related to such prevailing market prices, or in negotiated transactions, or

           a combination of such methods of sale.

The selling  stockholders  may effect such  transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchaser of the shares from whom such broker-dealers may act as agent or to whom the selling stockholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers who act in connection with the sale of their shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the  Securities  Act of 1933, as amended,  and any  commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act of 1934 any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations there under, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

In the absence of this registration statement, the selling stockholders would be able to sell their shares only in limited circumstances. Generally, such selling shareholders pursue such sales subject to the limitations of Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, an "affiliate" of the issuer, or a person who has beneficially owned shares which are "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed one percent (1%) of the then outstanding shares of common stock of the issuer.


Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the issuer. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares which are "restricted securities" which have been held for at least two years without regard to the limitations contained in Rule 144. None of the selling stockholders will be subject to the foregoing restrictions when selling their shares pursuant to this prospectus.

Form SB-2 Item 9.          Legal Proceedings.
                           Item 103 of Regulation S-B.

As of December 31, 2002, and continuing through to the date of this filing, several legal proceedings, including proceedings before arbitral forums, have been initiated and are proceeding against the Company or its subsidiaries, and, or in the alternative, sometimes certain officers (primarily Messrs. Strausberg and Parsons) in the normal course of its business. Many of these proceedings are frivolous, and were brought when the claimants learned that the Company was no longer dormant and might be a "deep pocket" for claims that are otherwise without merit as to the Company, are for exaggerated sums, or all three. Over the course of the Company's present business organization since May 2000, several such matters have been settled for relatively modest amounts that the Company's management considers to be "nuisance" value, i.e., to avoid the demands such matters make on the Company's limited management resources. With respect to any matter that cannot be resolved for such nominal sums, it is management's intention to defend all such matters vigorously.

Pursuant to Item 103 of Regulation S-B the following matter may be required to be specifically disclosed.

The Company and its DSGI subsidiary are defendants in a civil action in the Supreme Court of New York for New York County styled Kisiel, et al. vs. Dupont Direct Financial Holdings, Inc., et al. The suit seeks to hold the defendants liable for the judgment debt of an entirely different business, that is now defunct, that previously employed two of Dupont's officers and directors, Messrs. Strausberg and Parsons, based on theories that the Company is the successor in interest to the former employer, or is the recipient of assets of the former employer fraudulently conveyed to it, or is otherwise somehow liable.

The action was initiated in late April 2002. The underlying judgment debt of the former employer for which the plaintiff seeks to hold the Company liable is for in excess of $32,000,000. The underlying judgment debt is based on facts which occurred before 1995, well before Messrs. Strausberg and Parsons had even heard of the former employer, and at a time when the Company was inactive. No assets were conveyed to the Company by the former employer of Messrs. Strausberg and Parsons. There are otherwise no facts known to the Company or to Messrs.


Strausberg and Parsons to support any recognized legal theory for the imposition of the liability of a third party on the Company or Messrs. Strausberg and Parsons, nor are there any such facts to support a bona fide argument for the extension of a recognized legal theory, or the creation of a new legal theory, to support such an imposition of liability.

The Company believes that this is a "strike" suit brought solely for the purpose of extorting a settlement. It is being defended most vigorously, and will continue so to be.

There are no other matters that may be required to be specifically identified pursuant to Item 103 of Regulation S-B, but nonetheless, the following is presented for the reader's consideration.

The Company owns two broker-dealers registered with the SEC, and manages a third. The SEC has, in large part, delegated ordinary, day-to-day oversight of broker-dealers to the self-regulatory organizations of the stock market, i.e., the stock exchanges and the NASD. The Designated Examining Authority (DEA) for all of the dealers is the NASD. The dealers are subject to routine examination at any time by both the SEC and the NASD, although they are subject to cyclical routine examinations by the NASD, usually every two years. As a regular matter in the ordinary course the dealers receive regulatory inquiries on a wide range of securities industry subjects several times a year. The dealers are also subject to the regulatory authority of every state jurisdiction in which they are registered. If the dealers fail to comply with applicable laws and regulations, they may face penalties or other sanctions that may be detrimental to business. That is, for an alleged failure to comply with an applicable law or regulation, government regulators and self regulatory organizations may institute administrative or judicial proceedings against the Company that could result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), the issuance of cease-and-desist orders, the loss of status as a broker-dealer, the suspension or disqualification of officers or employees or other adverse consequences. It would not be unusual for the Company to settle such matters without respect to the underlying merits of the allegations since it would unduly tax the Company's executive and staff resources to contest such allegations, even though the Company may well not be culpable in such situations. The imposition of any material penalties or orders on any of the dealers could have a material adverse effect on the Company's business, operating results and financial condition.



Form SB-2 Item 10.         Directors, and Executive Officers,
                           Item 401 of Regulation S-B.

The following table presents information about each of Dupont's executive officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no arrangements or understandings between any director and any other person pursuant to which he or she was selected as a director.

Name                Age       Position(s) with Dupont               Term as
                              and its Subsidiaries                  Director
                                                                    Expires
Randy M Strausberg            Chairman, President                       *

David W. Parsons              Vice President, Director                  *
                              Secretary, General Counsel
Marc Greenspan                Treasurer, Director                       *
Elroy Drake                   Director                                  *
Lewis Goldman                                                           N.A
Murray Lee                    President of NAFSCO                       N.A
                              owner of NASCO


     *These individuals were appointed by the prior Board in March 2000 to serve until sucsussor are elected and qualified or otherwise named. Following the accquistion of operating business in May 2000, and such business in fact operating through March 31, 2001, and the Report there on filed. The company had been organizing a shareholders meeting for October 2001. The terrorist atact on Septmenber 11th, disrupted such plans and shortly thereafter Mr. Strausberg became ill. As a result a shareholders meeting has not been held since the Company began operating in its present form. Unless circumstance otherwise required, a shareholders meeting is expected to be called after August 2003. At that time these individuals are expected to be nominated for re-election. Director Compensation

Biographies of Management

Randy M. Strausberg. Mr. Strausberg is the Chairman of the Board and Executive Officer of DIRX. He is one of the founders of Dupont in its present chief business form. Mr. Strausberg has over 30 years of experience in the securities industry. Before joining Dupont in 2000, Mr. Strausberg was the senior fixed income executive at Nikko Securities International, at Credit Lyonnais (New York

Office) at HSBC Securities, and at Commerzbank Capital Markets (New York Office). He holds an MBA in Finance from New York University and has taught economics at Mercy College.

Marc Greenspan Founder. Mr. Greenspan is a founder of DIRX. He is Director, Treasurer and Assistant Secretary of DIRX. Before joining DIRX in 2000, he had accumulated over 20 years of experience in trading U.S. Government securities. He was a senior manager with the U.S. Government Securities Department at L.F. Rothschild and was Co-Manager of Arbitrage at Nikko Securities, International. Mr. Greenspan helped design the first issues of dealer created zero-coupon bonds at Paine Webber. He is a graduate of Rutgers University.


David W. Parsons. Mr. Parsons is a founder of Dupont, a director and Chief Legal Officer. He holds various offices and directorships in the Company's subsidiaries. Prior to joining the DIRX family of companies in 2000, Mr. Parsons had been General Counsel for two New York-based broker-dealers. He is a graduate, Jurist Doctor, of The Georgetown University Law Center.

Lewis Goldman. Mr. Goldman is Senior Managing Director Capital Markets of NASCO and a Senior Managing Director of DSGI, responsible for all of Fixed Income and Equity Sales & Trading. Prior to joining Dupont in 2000, Mr. Goldman had been a Managing Director of the Financial Products Group for FIMAT USA, Inc. (a wholly-owned subsidiary of Societe Generale, since 1997. Previous to that he held executive positions at Swiss Bank Corporation, Nomura Securities and Citicorp. He is a graduate of the State University of New York, Buffalo.

Elroy Drake. Mr. Drake, a Director of DIRX, is a member of the Navajo Nation and was previously CEO of the Bishop Pauite Development Corporation in California. He has served as: Director of Commercial and Industrial Development with the Navajo Nation, a Director of the Navajo utility company, and was appointed member of the Navajo Nation's Tax Commission. Mr. Drake is a graduate of Northern Arizona State University.

Murray Lee. Mr. Lee is the President of NAFSCO, Dupont's investment affiliate, and the Director of Tribal Relations for its broker-dealer subsidiary, NASCO. He is a member of the Navajo Nation. Before joining NAFSCo in 1999, he had been the Liaison for U.S. Government programs for the Navajo Nation and Chief Aide to the Speaker of the Council, the 88-member legislative arm of the Navajo People since 1995. Mr. Lee is a graduate of Northern Arizona State University.

Jon J. Bloomberg. Mr. Bloomberg is Chief Operating Officer of Dupont Direct Financial Holdings, Inc. Mr. Bloomberg joined DIRX May of 2000, after joining the DSGI Subsidiary in September 1999. Prior to joining DIRX Mr. Bloomberg worked at FAB Global Inc. from March 1999 to September 1999. He holds an MBA in Finance from New York University.

Gerald Heilpern Mr. Heilpern is Chief Operating Officer of Dupont Securities Group, Inc. Before joining DIRX in May 2000, Mr. Heilpern had been with DSGI since September 1999. From 1994 to September 1999, Mr. Heilpern had held a similar position at another broker dealer Mr. Heilpern attended Columbia University.

Shoshana R. Kalman. Ms. Kalman is Vice President of Dupont Direct Financial Holdings, Inc. she joined the Company in May of 2000, prior to Joining DIRX Ms. Kalman worked at DSGI since September of 1999. Ms. Kalman worked at FAB Securities of American Inc. from august 1997 to September 1999. Ms. Kalman is the President of Native American Securities Company, Inc. She has over 25 years of experience in the financial field.

Our employee directors do not receive compensation for service as a director. Our non-employee director , Elroy Drake, receives $1,000 monthly for his service on the Board of Directors.

Form SB-2 Item 11.         Security Ownership of Certain
                           Beneficial Owners and Management.
                           Item 403 of Regulation S-B.

The following table sets forth, as of January 31, 2003, information regarding the beneficial ownership of shares of our Common Stock by each person known by us to own five percent or more of the outstanding shares of Common Stock, by each of our Officers, by each of our Directors, and by our Officers and Directors as a group. On January 31, 2003 there were 15,311,800 shares issued and outstanding of record.


Name and Address                  Shares                          Percent (1)

Jon J. Bloomberg                  103,958                          41.62%
c/Wavecount, Inc
42 Broadway, 11th Floor
New York, NY 10004

Wavecount, Inc.                 5,926,000                         37.47%
42 Broadway, 11th Floor
New York, NY 10004

Randy M. Strausberg                28,920                          41.62%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

David W. Parsons                    5,000                          41.62%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

Marc Greenspan                     45,000                          41.62%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

Elroy Drake                        60,000                          .03%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

Shoshana R. Kalman                 42,781                          41.62%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

Gerald Heilpern                     53,958                         41.62%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

Lewis Goldman                      375,937                         41.62%
c/o Wavecount, Inc.
42 Broadway, 11th Floor
New York, NY 10004

Capacity Unlimited, Inc.           846,000                          5.35%
18848 SE Hightway 212
Clackamas, Or. 97015-8703

Cove Hill Consulting               752,000                          4.75%
P.O. 89
25 Hartwoodway
Taftsville, Vt 05073


Directors and Officers             715,554                           4.52%
as a Group(5 individuals)

This percentage is based upon a total of 15,811,800 issued and outstanding, with this shares beneficially owned by all officers and directors individually combined with those shares owned by Wavecount as an entity.


Form SB-2 Item 12.         Description of Securities.
                           Item 202 of Regulation S-B.


Common stock offered (1)                           3,308,839 shares

Common stock outstanding before the Offering (2)  15,811,800 shares

Common stock outstanding after the Offering       17,573,495 shares

Over the Counter Bulletin Board symbol:           DIRX


(1) consists of 15,811,800 shares issued and outstanding, and 1,761,695 that would be issued upon the exercise of all rights outstanding.

(2) Consists 15,811,800 shares already issued, plus the 1,761,769 that would be issued upon the exercise of all rights outstanding.


DIVIDEND POLICY

Dupont has never declared or paid any cash dividends on its capital stock. Dupont intends to retain future earnings, if any, to finance the expansion of its business and does not expect to declare or pay any cash dividends in the foreseeable future.

CAPITALIZATION

Our capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of $.01 per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of the date of this registration statement, are as follows:

                                    AUTHORIZED              OUTSTANDING

     Preferred Stock                5,000,000
          Class C                     500,000                   500,000
     Common Stock                  20,000,000                15,811,800
     Options
       and Warrants                 1,761,695                 1,761,695

Preferred Stock

The 5,000,000 shares of Preferred Stock authorized are undersignated as to preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. Since 1999, the Company has been authorized to issue 5,000,000 shares of preferred stock with a par value of $0.01 per share and could determine the characteristics of each class in the future. On March 30, 2001 the Board of Directors authorized the issuance of 500,000 shares of a Class C Preferred Stock to an investor for $1,000,000. The Class C Stock is nonvoting, redeemable at any time at the option of the Company for $2 per share and is convertible to ordinary voting common at the option of the investor at the ratio of one-half share of common for each share of Class C Preferred Stock tendered. In May 2001, the investor offered and the Company accepted 250,000 restricted shares of a bulletin-board-traded stock, for the investor's $1,000,000 obligation. At the time it was tendered, 250,000 tradable shares had a quoted market value of approximately $1,875,000. Due to a decrease in the market value of those previously issued shares in 2002, the investor delivered additional shares of other securities during 2002.

Common Stock

The authorized common equity of the Company consists of 20,000,000 shares of Common Stock, with a $.01 par value, of which 15,811,800 shares of Common Stock are issued and outstanding. Shareholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors, (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company, (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto, and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.

Options and Warrants

There are presently a total of One Million Seven Hundred Sixty-One Thousand Six Hundred Ninety Five Hundred (1,761,695) Options and Warrants issued and outstanding (subject to adjustment) each of which represents the right to subscribe for and purchase from the Company, one share of the Common Stock, par value $0.01 per share. 500,000 of those warrants are exercisable at the purchase price of $0.43 per share (subject to adjustment). purchase from the Company, one share of the Common Stock, par value $0.01 per share. 575,000 of those warrants are exercisable at the purchase price of $0.25 per share (subject to adjustment). purchase from the Company, one share of the Common Stock, par value $0.01 per share. 150,000 of those warrants are exercisable at the purchase price of $0.75 per share (subject to adjustment). The remaining 470,600 options were issued to employees, and are exercisable at the Exercise Price of $0.50 per share.


Form SB-2 Item 13.         Interest of Named Experts and Counsel.
                           Item 509 of Regulation S-B.

LEGAL.

David W. Parsons, our general counsel will pass upon the validity of the shares of common stock being offered and other legal matters for Dupont. Additionally, Andrea Cataneo, our securities counsel, will pass upon the validity of the shares offered hereby and registered hereunder.

ACCOUNTING.

The financial statements as of March 31, 2002 and 2001 included in this Prospectus have been so included in reliance on the Reports of BERNSTEIN PINCHUK & KAMINSKY LLP, our independent accountants, given as experts in accounting and auditing. Their consent to the inclusion of the financial statements herein is included as an Exhibit hereto.

Form SB-2 Item 14.    Disclosure of Commission Position on Indemnification
                      for Securities Act Liabilities.
                      Item 510 of Regulation S-B.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling DIRX pursuant statutes, charter, by-laws and/or contract, it is the opinion of the SEC that such indemnification is against public policy as expressed in Securities Act of 1933 and is therefore unenforceable. We disagree.


Form SB-2 Item 15.         Organization Within Last Five Years.
                           Item 404 of Regulation S-B.

Our principal offices are located at 42 Broadway, Suite 1100-26, New York, New York, 10004. Dupont Direct Financial Holdings, Inc. (Over-The-Counter Bulletin Board (OTCBB): DIRX or the Company) is a Georgia corporation, organized in 1980, formerly known as Marci International Imports, Inc. (and for approximately ten months in 1999 and early 2000 as FAB Global, Inc.). Marci conducted an initial public offering in February 1987, on a Form S-18 Registration Statement under the Securities Act of 1933 (the Securities Act"). In connection with an application to list its Common Stock on the National Association of Securities Dealers Automated Quotation (NASDAQ) system, Marci also registered its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

As a result of a 1989 bankruptcy proceeding, Marci became an inactive shell that had no material assets, liabilities or business activities. Marci remained inactive until June 1998 when its stockholders approved a plan of reorganization proposed by Capston Network Company of Clearwater, Florida ("Capston"). This

plan of reorganization authorized Capston to seek a suitable business combination opportunity for the Company, authorized a series of changes in the Company's corporate structure, and provided for stock-based compensation to

Capston and others for services rendered and to be rendered in connection with the implementation of the plan of reorganization. Capston began actively seeking a business opportunity for the Company in the summer of 1998.

The Acquisition of Operating Businesses:

After investigating a number of potential opportunities, Capston negotiated a business combination with Wavecount, Inc. (Wavecount or WCI) for its operating businesses and other capital assets in exchange for stock. One or more other or different business combinations were considered and pursued by the Company, but the only such business combination that was consummated is the Transaction reported upon in the annual report on Form 10-KSB for the period ended March 31, 2001 and filed on June 29, 2001, and other periodic and current reports previously and since filed and incorporated herein by reference for the fiscal periods beginning April 10, 2000. On or about May 17, 2000, DIRX successfully completed the Transaction authorized by the shareholders in 1998. The Company thus became a holding company for financial services operating subsidiaries.

Prior to May 17, 2000, the Company had no material assets, liabilities or business operations. In substance, the Company was a publicly-held shell corporation whose sole business activity was the search for a suitable operating business to become a business partner.

The Transaction had been agreed upon in the first calendar quarter of 2000, but because of requisite regulatory notices and approvals, it was not possible to bring the Transaction to conclusion before mid-May. Moreover, prior to the Transaction, the Company followed or had adopted a 52/53 week fiscal year/period that produced a different period-end each year, and that also differed from the fiscal periods of the operating businesses that were acquired in the Transaction. For that reason, the Company's fiscal year was changed to end at March 31 and the operating companies' fiscal year ends were changed to match.

In the Transaction, the Company acquired three (3) operating businesses, stock, and options on stock in publicly traded issuers from Wavecount, Inc. (Wavecount or WCI), in exchange for 5.8 million shares of DIRX' common stock.

At that time, these businesses and securities had a fair market value of approximately $1,700,000. Also in the Transaction, the previous sole Director of the Board of Directors (Board) and sole officer, Sally Fonner, pursuant to the mandate rendered by the shareholders, resigned. Upon her resignation, pursuant to the By-Laws and in accordance with all other applicable laws, she appointed Elroy Drake, Marc Greenspan, Steven A. Muchnikoff, David W. Parsons, and Randy
M. Strausberg as the Board of Directors of the Company. The newly-constituted Board elected or appointed Randy M. Strausberg (Strausberg) to be Chairman of the Board and President of the Company, Steven A. Muchnikoff (Muchnikoff) as Chief Operating Officer of the Company, Marc Greenspan (Greenspan) to be the Treasurer and Assistant Secretary of the Company, and David W. Parsons (Parsons) to be the corporate Secretary/Assistant Treasurer and the Chief Legal Officer within the Company, a position that was classified as a formal corporate officer. In June 2001, Mr. Muchnikoff resigned all of his positions with the Company and its subsidiaries and/or affiliates. All of the other individuals remain in their positions as Directors and Officers.

Form SB-2 Item 16.         Description of Business.
                           Item 101 of Regulation S-B.

We are a holding company conducting our business activities through subsidiaries. Our main business lines center around fixed income securities including brokerage execution services, certificates of deposit, and management of funds to be invested in fixed income securities. We historically have, and will continue pursuant of business providing financial services to Native American Nations. Prior to our May 2000 reorganization with Wavecount, Inc., we had no material assets, liabilities or business operations.

Our operating subsidiaries and affiliate investments, which are described in more detail in the paragraphs that follow.


Dupont Securities Group, Inc. (DSGI) is the Company's most active and productive operating business. DSGI is registered as a broker-dealer with the SEC pursuant to Section 15 of the Securities Exchange Act of 1934, (the Exchange Act ), and is a member in good standing of the NASD, a National Securities Association registered with the SEC pursuant to Section 15A of the Securities Exchange Act of 1934 Act. It is also registered with the Municipal Securities Rulemaking Board (MSRB), a board appointed by the SEC and under its supervision, and a subscriber to the coverage of the Securities  Investors  Protection  Corporation
(SIPC).

DSGI has Instinet and other market execution facilities, and clearing arrangements with associated guarantees from world-renowned financial services institutions that allow DSGI to conduct business at the very highest levels of world securities commerce. As a result of these various qualifications, DSGI is eligible to conduct its operations nationwide and worldwide, including all U.S. districts and territories, and is in fact directly licensed to conduct its business in some 40 domestic jurisdictions.

DSGI operates under SEC Net Capital Rules as a $100,000 broker dealer. This entitles DSGI to provide a full line of investment services including underwriting, market-making in both Fixed Income and Equities, Private Placements, and regular transactional brokerage services.

DSGI is an introducing broker/dealer that ultimately clears and settles its entire retail customer and smaller, fixed income, proprietary trades through the Bank of New York, the oldest bank in the country, founded by Alexander Hamilton. Through BNY Clearing, the firm's accounts carried there are insured up to $100 million ($100,000 for cash, the same as a bank). This arrangement provides DSGI with back office support, transaction processing on all principal, national and international securities exchanges, and access to many other financial services and products. This allows DSGI to provide or offer products and services comparable to the world's largest and most prestigious securities firms. DSGI has posted collateral security with BNY Clearing for this purpose.

DSGI also provides principal services to Institutional and Retail Clients. Currently, the firm has opened accounts with a number of well-known International Banks, Investment Funds and quasi-Governmental Agencies to trade in a variety of Investment Grade Securities. Generally, a salesmen will receive a firm order to buy or sell a security or group of securities from an institutional account. Typically, these orders are then executed with large market-making bond dealers, usually those designated as Primary Dealers by the Federal Reserve Bank, or institutions of like standing. For the purpose of further facilitating this institutional principal dealing business, DSGI has established a clearing relationship with Prudential Securities Incorporated's
(PSI) wholly-owned Wexford Clearing Services Corporation (Wexford)), another world-renowned financial services company.

Other Business Areas:

American International Securities, Inc. American International Securities is an NASD registered broker-dealer bought by the firm to conduct business as a "brokers-broker." There has been no activity in this subsidiary since it was acquired.

Wavecount Advisory Services, Inc. (WASI) is the management advisory services arm of DIRX, providing advice concerning capital formation strategies to small businesses that do not yet require the services of a registered broker-dealer


Form SB-2 Item 17.         Management's Discussion and Analysis
                           or Plan of Operation.
                           Item 303 of Regulation S-B.
B.   FINANCIAL RESULTS OF OPERATIONS.

During the nine month period ended December 31, 2002, that is, since the close of the last fiscal year, the Company has continued to grow its assets and improve its overall financial condition. Total assets grew to $4,858,000 (rounded) from $4,312,000 (rounded), an increase of $546,000, or at an annualized rate of 13%. Net tangible assets were $3,195,700, or approximately $0.21 per common share.

During the fiscal quarter begun October 1, 2002 and ended December 31, 2002, the consolidated Company had revenues of $1,069,000 (rounded) and a net profit of $33,000 (rounded) before taxes. On a per share basis (average outstanding shares) this computes to a profit of less than $0.01 per share. This compares to a $0.03 per share profit in the year-earlier period.

Revenue was down $550,000 (rounded) versus a year earlier, and corresponding expenses were down $194,000 (rounded). This is accounted for, in its entirety, by the resignations of two productive fixed income salespeople, and the effects of the medical leave of absence (see Part II, Item 5, for a fuller description of Mr. Strausberg's condition) of the Company's Chairman and President, Randy Strausberg. When healthy, Mr. Strausberg engaged directly in some of the Company's revenue-producing activity, as did David Parsons, a director and the Company's Chief Legal Officer. Since Mr. Strausberg's leave, Mr. Parsons has assumed many of Mr. Strausberg's executive administrative duties and responsibilities, thus diminishing Mr. Parsons' ability to engage in revenue-producing activities.

Moreover, per share results of operations are also burdened against the year-earlier period by the issuance of an additional 1,465,000 (rounded, based on weighted averages) shares. Almost all of this increase in issued stock relates to matters under development that are expected and anticipated to produce liquid assets and contributions to operating results in future periods after December 31, 2002. The issuance of the additional stock is substantial and reduces earnings by about $0.01 per share. Furthermore, the beneficial effects have not yet been realized.

The largest component of revenues was derived from customer-driven riskless (or nearly riskless) principal proprietary transactions of $855,000 (rounded). This revenue component fell by $298,000 (rounded) over the same period at December 31, 2001, a decrease of almost 37%. This is virtually entirely explained by the loss off the two salespeople mentioned above.

Customer-driven riskless principal transactions themselves have two primary components.

The first component of customer-driven riskless principal revenue stems from a yield enhancement program offered to institutional investors with a portion of assets dedicated to investment in government zero-coupon bonds. Introduced through its Native American investment affiliate, the Company provides these clients a means to improve returns on that portion of their portfolios by taking advantage of market anomalies through the trading of different, substantially identical, series of zero coupon bonds. The Company's clients now have approximately $190,000,000 invested in this program. To the best of the Company's knowledge and information, this zero coupon based yield enhancement program is unique. Although the zero coupon securities market is somewhat thin in comparison to some other fixed income government securities market segments, the Company is capable of enlarging this program to the extent of and beyond any remotely conceivable client demand. The Company expects the yield enhancement program to continue to grow ever larger, ever more rapidly, without any significant increase in costs, other than direct costs, or capital investment. This portion of the Company's revenue was up approximately 19%.

The second component of customer-driven riskless principal transactions is based upon the Company's brokered deposit business, more commonly known as the brokered CD (Certificate of Deposit) business. This is a business line that exists to service financial institutions such as banks and savings and loan associations to attract deposits at the lowest possible costs. While the relationship of deposits to the operation of a bank or savings and loan is beyond the scope of this report, suffice it to say that there is a ready and robust demand for deposits, and CD instruments with many features pursuing them. The Company engages in the brokered deposit business on primarily a wholesale basis, and typically maintains a small inventory of CD instruments. To a lesser extent, the Company also places CDs with end users, i.e., individual retail customers. The Company is pleased with the development of its brokered deposit business, an expansion of it is expected and planned in the forthcoming fiscal quarters. A small capital expenditure for additional physical facilities may be required to accomplish this growth. This revenue component was down about $27,000 (rounded) or approximately 8.5%. Management believes this to be due to the relatively rare manner in which the Christmas and New Year's Day holidays fell in 2002, both being on Wednesdays. This created two very truncated trading weeks in which many customers took extended holiday leave before or after the designated official holiday itself. Trading was therefore extremely thin.

There are no other known trends, events or uncertainties that have had, or are reasonably likely to have, a material impact on the Company's short-term or long-term liquidity.

All of the Company's liquidity requirements during the quarter were met by internal sources, and are expected to be met by such internal sources throughout the remainder of the current fiscal year which ends on March 31, 2003.

The Company made no material commitments for capital expenditures during the quarter and does not expect to do so during the balance of the fiscal year.

In the fiscal fourth quarter to be ended on March 31, 2003, the Company expects to relocate its CD business and retail fixed income business to a new office to be opened in New Jersey. The Company anticipates an increase in revenues from those businesses after that office is opened, most probably in March 2003, but not necessarily in time to cause in material effect on revenue in that quarter.

There were no significant elements of income or loss that did not arise from continuing operations.

The other material changes from the year-earlier period in other revenue line items of the Company's financial statements, most noticeably the decrease in investment banking revenue is attributable in the opinion of Company management to the cumulative effect of the long, steep decline in the equity stock market over the past two-plus years, and the previously-mentioned medical leave of Mr. Strausberg.

The Company's business does not typically have any seasonal aspects that have a material effect on the Company's financial condition or results of operations.

Form SB-2 Item 18.         Description of Property.
                           Item 102 of Regulation S-B.

All of our operating subsidiaries are located at our headquarters in leased premises located at 42 Broadway, Suite 1100-26, New York, New York 10004. The lease is for a term of ten (10) years that began on October 1, 1999.

NAFSCO is located in premises leased from one of our officers and directors located in Window Rock, Arizona.

Form SB-2 Item 19.         Certain Relationships and Related
                           Transactions. Item 404 of Regulation S-B.

Wavecount, Inc. is a private company owned by 15 individuals, all but one of whom work for the Company in one manner or another. Four of the Company's senior executive officers, Messs. Goldman, Greenspan, Parsons and Strausberg, own more that a majority of Wavecount. By virtue of this combination of ownership interests, directorships and corporate officerships, a reader who is an investor or prospective investor should assume that these individuals control the Company and may take or approve corporate decisions and actions with which you disagree.

Wavecount owned and operated the operating business of the Company before the Company acquired them in May 2000. Wavecount was therefore actively managing those business when they were converted to the Company. Wavecount has continued managing those businesses since they were acquired and has been paid fees therefor. Such management fees have been at lessthan market rates for such service in the industry.

Form SB-2 Item 20.         Market for Common Equity and
                           Related Stockholder Matters.
                           Item 201 of Regulation S-B.

The following table depicts the quarterly high-low bid for the Company's common stock for the period April 1, 2000, through December 31, 2002.


                     DUPONT DIRECT FINANCIAL HOLDINGS, INC.
                                  Share Quotes


        Quarter                                      High              Low



5/17/00 - 6/30/00                                    2.25              .8125

7/7/00 - 9/29/00                                     1.00              .625

10/2/00 - 12/28/00                                   1.00              .625

1/4/01 - 3/30/01                                     1.75              .59

4/2/01 - 6/29/01                                     1.31              .53

7/2/01 - 9/28/01                                     1.01              .40

10/1/01 - 12/31/01                                    .75              .40


01/2/02 - 3.28/02                                    1.09              .67

4/1/02 - 6/26/02                                     1.24              .50

7/1/02 - 9/30/02                                      .50              .20

10/1/02 - 12/31/02                                    .31              .14


The Company's common stock, to the extent of 13,318,980 shares, is held by at least 237 known stockholders of record, and an additional 2,492,820 shares are held in street name. These are believed to be beneficially owned by at least 300 shareholders, many of whom are also record holders.


The Company has an incentive stock option plan for employees that was approved by shareholders at a 1998 shareholders meeting. That Plan was filed as an Exhibit to Proxy materials filed with the SEC when the Company was still named Marci International Imports, Inc., and was preparing to emerge from its operational dormancy as described elsewhere in this Prospectus and Registration Statement. This Plan has never been implemented and there are no plans that envision implementing it within the foreseeable future. Nonetheless, for the convenience of the reader the Plan is incorporated herein by reference in its entirety by inclusion herewith as an Exhibit.

American Stock Transfer & Trust Company, Inc. acts as our transfer agent and registrar for the common stock.

The common stock trades on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board under the symbol DIRX.


SHARES ELIGIBLE FOR FUTURE SALE

The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the public market following the offering. The 1,547,144 shares being offered ( and the additional 1,761,695 shares that options and warrants can be converted into and offered) hereby will be freely tradable unless held by affiliates of Dupont. Upon completion of the offering, Wavecount and executive officers and directors of Dupont will beneficially own a total of 6,641,554 shares of common stock.

The shares of common stock held by Wavecount, directors and executive officers may be sold in the public market only if registered or pursuant to Rule 144 of the Securities Act. The provisions of Rules 144 provide that these securities will be available for sale in the public market on the date that is one year from the date they were issued, subject to the volume limitations and other conditions of Rule 144.

In general, under Rule 144, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed One percent of the number of shares of common stock then outstanding shares; or

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Dupont.



Form SB-2 Item 21.         Executive Compensation.
                           Item 402 of Regulation S-B.

Executive Compensation

Summary Compensation Table

The following table sets forth summary information concerning compensation awarded to, earned by or paid to Randy Strausberg, our Chief Executive Officer, for the year ended March 31, 2002. The "named executive officers" received perquisites and other personal benefits in addition to salary and bonus during the periods stated. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or 10% of the total of his annual salary and bonus and, therefore, has been omitted as permitted by the rules of the SEC. Long Term Compensation Annual Compensation Awards


                          Fiscal        Salary      Bonus      Underlying
Name and Principal         Year          ($)         ($)       Options (1)
Position

Randy Strausberg            3/31/02    $76,800       -0-          60,000



(1) Represents options to purchase 1 share of common stock at an exercise price of $0.50 per share. The options vested immediately, but were and are without value since their strike price is above the current market price for DIRX stock.


Form SB-2 Item 22.        Financial Statements.
                          Item 310 of Regulation S-B. (See end of filing)


Form SB-2 Item 23.        Changes In and Disagreements
                          With Accountants on Accounting
                          and Financial Disclosure.
                          by Item 304 of Regulation S-B.
                                      None.

          PART II- INFORMATION  NOT REQUIRED IN  PROSPECTUS

          Form SB-2 Item 24.  Indemnification of Directors and Officers.
                              Item 702 of Regulation S-B.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are required to exercise good faith and high integrity in the management of Company affairs. Our Articles of Incorporation provide, however, that the officers and directors shall have no liability to the shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated it in bad faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by the Company of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate the Company's business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our current officers and directors and we will provide similar agreements for future officers and directors. Copies of such agreements are incorporated herein by reference and included as Exhibits hereto.

Director and Officer Liability Insurance. Georgia law also permits a corporation to obtain insurance on behalf of any of its directors and officers against liabilities, whether or not the corporation would have the power to indemnify such person against these liabilities under Georgia law. While we have not obtained directors and officers liability insurance as of the date of this document, we anticipate obtaining such insurance in the future to the extent such insurance is available at commercially reasonable rates.

Effect of Limitation of Liability and Indemnification Provisions. We are not aware of any pending or threatened litigation against Dupont, or its directors or officers that would result in any liability for which these individuals would seek indemnification or similar protection. Because we do not presently have directors or officers liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured that it will provide sufficient coverage, we may be forced to bear a portion or all of the cost of any directors or officers claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, Dupont's business and the value of its stock may be adversely affected. In the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and therefore is unenforceable. We disagree

        Form SB-2 Item 25.       Other Expenses of Issuance and
                                 Distribution. Item 511 of Regulation S-B.


The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:



                Itemization                        Amount

                Legal                              $21,000.00
                SEC registration fee               $   116.74
                Transfer Agency fees               $ 1,250.00
                Accounting fees and expenses       $ 5,000.00
                Printing                           $   500.00
                Miscellaneous                      $   500.00
                Total                              $28,336.74

Form SB-2 Item 26.    Recent Sales of Unregistered Securities.
                      Item 701 of Regulation S-B.
Recent Sales of Securities  - Section

Immedialty prior to the Special Shareholders Meeting (SSM) on June 19, 1998, at which the shareholders approved reactivating the Company from the inactive position it had been in since its cessation of active business operations and bankruptcy in 1989, according to the company's transfer agent American Stock Transfer & Trust Company (AST), the Company had issued and outstanding 5,181,085 shares of common stock held by 358 shareholders of record.


At the SSM, the shareholders approved 8 proposals, including a 18:1 reverse split (no holder less that 100 shares). Another proposal authorized post-split stock compensation to the promoter and attorney performing the work to re-activate the Company of 450,000 Common shares. A further indeterminate number of shares were authorized to be issued in the Board's discretion to finders in connection with the reorganization transaction.


Thus, as the Company closed on its acquisitions of active businesses in May 2000, its issued Capital was as follows:

         Holdings of Original Shareholders                             300,000
         Re-Organizes Compensation                                     450,000
         Finders Compensation                                          570,000

                                                     Total           1,320,000

In Consideration of the acquisition of operating business the Company issued 5,830,000 shares to Wavecount, Inc.

Outstanding at Beginning of Business in 2000                         7,150,000

Outstanding at December 31, 2000                                     9,101,656
In 2000, after current management assumed control of the company and after the transactions leading thereto the Company caused certificates representing 1,951,656 shares to be prepared by the transfer agent.

Outstanding at December 31, 2001                                    13,129,734
In 2001, the Company caused certificates representing 4,028,078 shares to be prepared by the transfer agent.

Outstanding at December 31, 2002                                    15,311,800
In 2002, the Company caused certificates representing 2,182,066 shares to be prepared by the transfer agent.

All were to promoters, finders, investors, vendors, employees, and adverse litigants, all pursuant to section 4(2) of the Securities Act.

Virtually all such recipients (except adverse litigants) of shares are "friends of the firm" and may have been issued securities in consideration of more that one of these broad descriptions of their roles without particular distinction of the amount of stock issued for which role. For example, some employees acquired stock (a) cash; (b) as a holiday bonus; (c) as a finder in respect of prospective new business for the firm.

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Shares are from time-to-time  authorized by the Board. Sometimes, as in the case of shares awarded as compensation to employees, such shares are considered "issued" when declared by the Board. In other instances, as in the case of shares sold for cash or in settlement of litigation, such shares will not be considered "issued" until fully paid or earned. The "issue" date may vary significantly from the date on which the physical certificates are actually prepared. Furthermore, for administrative convenience, certificates are often ordered from the transfer agent in groups with the various reasons for the stock on numerous dates inter-mixed.


Form SB-2 Item 28.        Undertakings.
                          Item 512 of Regulation S-B.

The undersigned small business issuer hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

          (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective Registration Statement, and

          (iii) Include any additional or changed material information on the plan of distribution,

2. That, for determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering, or

3. To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the Offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act) may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



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                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of New York, State of New York on March 4, 2003.


Dupont Direct Financial Holdings, Inc.

/s/
---------------------------
By: David W. Parsons, Director, Acting CEO,
    Vice President, Secretary and General Counsel


By the Board of Directors

/s/
-------------------------
By:  Randy M. Strausberg,
     Chairman, President and Chief Financial Officer
(    omitted due to medical leave)

/s/
---------------------------
By:  David W. Parsons, Director,Acting CEO
     Vice President, Secretary and General Counsel

/s/
----------------------------
By:  Marc Greenspan,
     Director and Treasurer

/s/
----------------------------
By:  Elroy Drake,
     Director



WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. The registration statement includes exhibits and schedules in addition to this prospectus. For further information with respect to Dupont and the shares of common stock to be sold in the offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any material contract, agreement or other document referred to are summaries which disclose the material terms of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement or any reports, statements or other information Dupont files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. Dupont's SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).



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                                INDEX TO EXHIBITS

Form SB-2 Item 27.        Exhibits.
                          Item 601 of Regulation S-B.

Exhibit Index

          2(i) Certificate of Merger of Marci Discount Imports, Inc. into Marci
               International Imports, Inc., filed December 1, 1986 with the Secretary of State of Delaware.

          2(ii)Articles of Merger of Marci  International  Imports,  Inc.  filed
               September 29, 1988 with the Secretary of State of Delaware.

          2(iii) Certificate of Merger of Marci Discount Imports, Inc. into
               Marci International Imports, Inc., filed March 1, 1989 with the Secretary of State of Georgia.

          2(iv)Articles of Correction of Merger of Marci  International  Imports
               Inc. filed February 28, 1989 with the Secretary of State of Delaware

          3(i)(a) Articles of Incorporation of Marci Discount Imports, Inc.
               filed February 20, 1980 with the Secretary of State of Georgia

          3(i)(b) Certificate of Incorporation of Marci International, Inc., filed November 13, 1986 with the Secretary of State of Delaware.

          3(i)(c) Certificate of Reinstatement for Marci International Imports,
               Inc. filed on January 7, 1997

          3(i)(d) Amendment to the Articles of Incorporation of Marci
               International Imports, Inc. filed April 2, 1999 with the Secretary of State of Georgia.

          3(i)(e) Certificate of Name Change Amendment from Marci International
               Imports, Inc. to FAB Global, Inc., filed on April 2, 1999 with the Secretary of State of Georgia.

          3(i)(f) Certificate of Name Change Amendment from FAB Global, Inc. to
               Dupont Direct Financial Holdings, Inc., filed on March 7, 2000 with the Secretary of State of Georgia.

          3(ii)(a) By-Laws of Marci International Imports.

          3(ii)(b) Amended By-Laws of Dupont Direct Financial Holdings, Inc.
               dated.

          4(i) Articles of Amendment to the Articles of Incorporation designating the Rights, Preferences and Limitations of the C series of Preferred Stock, approved in 2001, and filed with the Secretary of State of Georgia on January 30, 2003.

          4(ii) Employee Stock Option Plan

          5(i) Legal opinion from the Law Office of Andrea Cataneo Ltd.

          10(i)Stock Purchase  Agreement with Cove Hill Consulting,  Inc., dated
               November 30, 2001.


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


          10(ii) Stock Purchase Agreement with Capacity Unlimited, Inc., dated
               November 30, 2001.

          10(iii) Promissory Note with Cove Hill dated November 27, 2001

          10(iv) Lease Agreement

          10(v) Indemnity Agreement with David Parsons

          10(vi) Indemnity Agreement with Randy Strausberg

          10(vii) Indemnity Agreement with Mark Greenspan

          10(Viii) Indemnity Agreement with Elroy Drake.

          10(vix) Indemnity Agreement with Lewis Goldman

          10(x) Registration Rights Agreement

          10(xi) Indemnity Agreement with Jon J. Bloomberg

          10(xii) Indemnity Agreement with Shoshana R. Kalman

          10(xiii) Exchange of Stock and Other Assets Agreement

          23(i)Consent of  independent  auditors,  BERNSTEIN  PINCHUK &KAMINSKYY
               LLP. ______________________________________


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